
November 30, 2012

<u>Via Email</u>
Mr. John M. Fife
Chairman, President and Chief Executive Officer
United American Healthcare Corporation
303 East Wacker Drive, Suite 1200
Chicago, Illinois 60601

> **Re:** **United American Healthcare Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed October 11, 2012**
> **File No. 1-11638**

Dear Mr. Fife:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data, page 36</u>

<u>Report of Independent registered Public Accounting Firm, page F-2</u>

1. Under Rule 8-02 of Regulation S-X, you are required to file audited balance sheets as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. We note that you have elected to also present statements of income and cash flows for the fiscal year ended June 30, 2010 but not a statement of stockholders' equity for that period. In addition, we note that the report of Bravos & Associates, CPAs only opines on the financial statements for the year ended June 30, 2012. Please amend your Form 10-K to include an audit report that

covers all of the audited financial statements for the periods required by Rule 8-02 of Regulation S-X (i.e., financial statements for the years ended June 30, 2011 and 2012), as well as for the financial statements for any other periods you elect to present in the filing, such as the consolidated statements of operations and consolidated statements of cash flows for the year ended June 30, 2010. You could also remove the consolidated statements of operations and consolidated statements of cash flows for the year ended June 30, 2010.

2.   In the last sentence of the first paragraph of their opinion, Bravos & Associates, CPAs, state that the financial statements as of June 30, 2012 were audited by other auditors. This appears to be an error since the overall opinion relates to fiscal 2012. It appears that Bravos & Associates, CPAs may have meant to refer to the audit opinion included in your June 30, 2011 Form 10-K which was dated October 13, 2011 and not October 11, 2011 as referenced on page F-2. Please amend the Form 10-K to include a corrected audit report from your independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin F. James
Senior Assistant Chief Accountant